# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Envirotech Vehicles, Inc., CIK 0001563568
CUSIP: 29414V209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7510 Ardmore Street, Houston, Texas (TX), 77054
Date of event which requires filing of this statement: 12/18/2024
Filed by CIK 0002042420
Persons authorized to receive notices and communications: Jason Maddox, 7510 Ardmore Street, Houston, Texas (TX), 77054, (870) 970-3355

## Reporting persons
- Maddox Jason (CIK 0002042420): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 4,102,385; shared voting power 0; sole dispositive power 4,102,385; shared dispositive power 0; aggregate amount beneficially owned 4,102,385 (16% of the class)
  Comment: Amounts of shares include 1,000,000 shares of Common Stock underlying stock options that are exercisable by the Reporting Person within 60 days of the date hereof.
  
  Percent of class is based on 25,670,211 shares of Common Stock outstanding as of May 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Envirotech Vehicles, Inc.
Address of issuer's principal executive offices: 7510 Ardmore Street, Houston, Texas (TX), 77054
Comment: This statement on Schedule 13D (this "Statement") is being made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Jason Maddox (the "Reporting Person"). On December 18, 2024, the Reporting Person acquired 3,100,000 shares of common stock, par value $0.00001 (the "Common Stock"), of Envirotech Vehicles, Inc., a Delaware corporation (the "Issuer"). As a result of this acquisition, the Reporting Person owned in excess of 5% of the outstanding shares of Common Stock of the Issuer, and as a result, the Reporting Person was required, pursuant to Rule 13d-1(a) of the Exchange Act, to file a Schedule 13D in connection with such acquisition. Due to administrative oversight, this Statement is being filed late by the Reporting Person. Refer to Item 5 of this Statement for a description of the shares beneficially owned and corresponding percentage of the class, and material changes and related recent transactions during the period between the date of event and the date of filing of this Statement.

## Item 2. Identity and Background
Name of person filing: Jason Maddox.
Residence or business address: The business address for the Reporting Persons is: 7510 Ardmore Street, Houston, TX 77054.
Present principal occupation or employment: The Reporting Person currently serves as a President and Interim Chief Financial Officer for the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received 3,100,000 shares of Common Stock of the Issuer on December 18, 2024, as partial consideration for the Issuer's purchase of all of the issued and outstanding membership interests of Maddox Industries, LLC, a Puerto Rico limited liability company ("Maddox Industries"), of which Mr. Maddox was the sole member (the "Maddox Acquisition"). On the closing of the Maddox Acquisition on December 18, 2024 (the "Closing"), the Reporting Person beneficially owned 1,905 shares of Common Stock that were acquired by the Reporting Person in open market purchases from November 2023 through September 2024. Following the Closing, the Reporting Person acquired 15 shares of Common Stock in open market purchases on December 20, 2024 at a price of $1.30 per share and acquired 465 shares of Common Stock in open market purchases on January 21, 2025 at prices ranging from $0.90 to $1.05 per share.

On March 10, 2025, the Reporting Person was granted stock options under the Issuer's 2017 Equity Incentive Plan to purchase 1,000,000 shares of Common Stock at an exercise price of $0.25, which vested and became exercisable upon grant.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Maddox is the President and Interim Chief Financial Officer of the Issuer. In such capacity, Mr. Maddox may engage in communications with the Board of Directors of the Issuer, members of management of the Issuer, other stockholders of the Issuer, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as President and Interim Chief Financial Officer, Mr. Maddox may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 4,102,385 shares of Common Stock (including 1,000,000 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person that are reported herein). Such amount represents 16.0% of the outstanding shares of Common Stock based on the 25,670,211 shares of Common Stock outstanding as of May 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 4,102,385 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days: Except as otherwise described in Item 4 of this Statement, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosures in Item 3 hereof with respect to the Maddox Acquisition are incorporated herein by reference. In connection with the Maddox Acquisition, the Reporting Person entered into a Membership Interest Purchase Agreement, dated October 30, 2024, by and among the Reporting Person, Maddox Industries and the Issuer (a copy of which was filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on November 5, 2024) (the "MIPA"), pursuant to which the Issuer issued to the Reporting Person 3,100,000 shares of Common Stock as partial consideration for the Maddox Acquisition at the Closing. A copy of the MIPA is filed as Exhibit 1 hereto and is incorporated herein by reference.

The disclosures in Item 3 hereof with respect to the stock options granted to the Reporting Person on March 10, 2025, are incorporated herein by reference. Forms of the stock option agreement and notice of grant of stock option entered into between the Issuer and the Reporting Person with respect to such stock options are filed as Exhibits 2 and 3, respectively, hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description of Exhibits

1 Membership Interest Purchase Agreement, dated as of October 30, 2024, by and among Maddox Industries, LLC, Jason Maddox, and Envirotech Vehicles, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-38078), filed with the Securities and Exchange Commission on November 5, 2024).
(https://www.sec.gov/Archives/edgar/data/1563568/000143774924033340/ex_742949.htm)

2 Form of Stock Option Agreement for 2017 Equity Incentive Plan (incorporated by reference to Exhibit 6.18 to the Issuer's Form 1-A/A (File No. 024-10656), filed with the Securities and Exchange Commission on April 7, 2017)
(https://www.sec.gov/Archives/edgar/data/1563568/000119312517116492/d249922dex1a15addexhb2.htm)

3 Form of Notice of Grant of Stock Option for 2017 Equity Incentive Plan (incorporated by reference to Exhibit 6.19 to the Issuer's Form 1-A/A (File No. 024-10656), filed with the Securities and Exchange Commission on April 7, 2017)
(https://www.sec.gov/Archives/edgar/data/1563568/000119312517116492/d249922dex1a15addexhb3.htm)

## Signatures
- Maddox Jason: /s/ Jason Maddox, Jason Maddox (06/06/2025)